Exhibit 99




                       ANNOUNCEMENT OF UNILEVER RESULTS

                               FIRST QUARTER 2005



An announcement by the Directors of Unilever of the results for the first quarter of 2005 will be made at 0700 hours on Friday 06 May 2005.